Exhibit (a)(1)(iii)

SUPPLEMENT TO CONSENT SOLICITATION STATEMENT

CNET NETWORKS, INC.

Solicitation of Consents relating to

Proposed Waivers under and Proposed Amendments to the Indenture

Governing its 0.75% Convertible Senior Notes due 2024

(CUSIP Nos. 12613R AD 6 and 12613R AC 8)

This supplement (the “Supplement”) supplements and amends the Consent Solicitation Statement dated September 13, 2006 (the “Consent Solicitation Statement”) of CNET Networks, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Consent Solicitation Statement and the Letter of Consent soliciting (the “Consent Solicitation”) the consents (the “Consents”) of Holders as of the Record Date of the Company’s 0.75% Convertible Senior Notes due 2024 (CUSIP Nos. 12613R AD 6 and 12613R AC 8) (the “Notes”), to proposed waivers and proposed amendments (the “Proposed Amendments”) to certain provisions of the Indenture (the “Indenture”) dated as of April 27, 2004 between the Company, as issuer, and Wells Fargo Bank, National Association, as trustee (the “Trustee”), under which the Notes were issued. Unless otherwise defined in this Supplement, capitalized terms used herein have the same meanings as in the Consent Solicitation Statement. All references to and requirements regarding the Consent Solicitation Statement contained in any document used by or on behalf of the Company in connection with the Consent Solicitation shall be deemed to refer to the Consent Solicitation Statement, as supplemented hereby. Except as set forth in this Supplement, all aspects of the Consent Solicitation remain unchanged.

THIS CONSENT SOLICITATION WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 18, 2006, UNLESS OTHERWISE EXTENDED (SUCH TIME AND DATE, AS THEY MAY BE EXTENDED, THE “EXPIRATION DATE”).

Pursuant to this Supplement, the Company is adding to the Proposed Amendments a two year extension of the non-call period provided for in the Indenture.

If the Company receives validly executed Letters of Consent from Holders of 70% of the aggregate principal amount of outstanding Notes (the “Requisite Consent”), and all of the conditions described in the Consent Solicitation Statement and in the Letter of Consent are satisfied, the Company will, upon the terms and subject to the conditions described herein, pay an additional 7.0% per annum (payable semi-annually) in special interest on the Notes (the “Special Interest”) from and after the Expiration Date to, but excluding the first anniversary of the Expiration Date. If the Requisite Consent is obtained on the Expiration Date, the Reporting Waiver and the Repurchase Waiver will become effective on the Expiration Date, and the Company will, on or promptly after the Expiration Date, enter into a supplement to the Indenture (the “Supplemental Indenture”) which shall require the Company to (i) comply with the Reporting Covenant after the first anniversary of the Expiration Date, (ii) pay the Special Interest on the Notes from and after the Expiration Date to, but excluding the first anniversary of the Expiration Date and (iii) refrain from redeeming the Notes at the Company’s option prior to April 21, 2011. By executing and delivering the Letter of Consent, the Holder consents to the Proposed Amendments and the Supplemental Indenture. Holders must use the Letter of Consent accompanying the Consent Solicitation Statement to consent to the Reporting Waiver, the Repurchase Waiver and the Proposed Amendments.

The Company will give five days prior notice by press release of its intention to file any delinquent reports with the Securities and Exchange Commission, provided that the obligation to provide any such notice will cease upon the expiration or termination of the Consent Solicitation.

The Solicitation Agent for the Consent Solicitation is:

Banc of America Securities LLC

The date of this Supplement to Consent Solicitation Statement is October 11, 2006.

Additional Information

Special Committee Findings: On October 11, 2006, the Company announced that a special committee of its board of directors (the “Special Committee”) has reported its findings on the Company’s options granting practices and procedures to the Company’s board of directors (the “Board of Directors”).

As previously announced, on May 22, 2006 the Special Committee was established by the Board of Directors to conduct an independent investigation relating to past option grants, the timing of such grants and related accounting matters. The Special Committee consists of two independent members of the Company’s audit committee of the Board of Directors — Peter Currie and Betsey Nelson, chair of the audit committee. The Special Committee was assisted in the investigation by outside legal counsel Davis Polk & Wardwell and accountants from Navigant LLC. The Special Committee reviewed and analyzed more than 700,000 documents and emails, and conducted over thirty interviews of current and former officers, directors, employees and advisors to the Company over the last four months. As previously announced, the Special Committee and the Company continue to cooperate with the Securities and Exchange Commission, the NASD and the United States Attorney’s Office for the Northern District of California.

Key findings of the Special Committee’s report include:

•	There were deficiencies with the process by which options were granted at the Company, including in some instances the backdating of option grants, during the period from the Company’s IPO in 1996 through at least 2003.

•	These deficiencies resulted in accounting errors, which the Company has previously announced will result in a restatement.

•	A number of executives of the Company, including the former CFO and the recently resigned CEO, General Counsel and SVP of Human Resources, bear varying degrees of responsibility for these deficiencies.

•	The report does not conclude that any current employees of the Company or any recently resigned employees engaged in intentional wrongdoing.

•	Since 2003, the Company has taken steps to remedy these deficiencies through personnel changes and improved internal controls. The Special Committee recommended a number of additional remedial measures.

•	The recently resigned executives and the directors who received improperly priced options have agreed voluntarily to have these options repriced to fair market value on the appropriate measurement date.

The Special Committee reported that it believes that the Compensation Committee relied upon management to establish and maintain appropriate procedures with respect to stock option grants. The report stated that it would have been better practice if the Compensation Committee had encouraged management to adopt more rigorous procedures and controls during the 1996-2003 period.

The Company and its independent auditors are reviewing the findings of the Special Committee investigation. Management continues to expect that the Company will need to restate its historical financial statements to record non-cash charges for compensation expense relating to past stock option grants. The Company and its independent auditors are reviewing recent accounting guidance published by the SEC, and have not yet determined the amount of such charges, the resulting tax and accounting impact, or which periods may require restatement.

Appointment of New Chief Executive Officer: On October 11, 2006, the Company announced that its Board of Directors has unanimously appointed Neil Ashe as the Company’s new chief executive officer and director effective immediately. Co-founder and chief executive officer Shelby Bonnie has resigned as chairman and CEO. The Company’s general counsel and head of Human Resources have also resigned.

The Company also announced that Jarl Mohn has been named non-executive chairman of the Board of Directors. Mr. Mohn has extensive experience in the media and technology industries. He has previously served as president and chief executive officer of Liberty Digital, Inc., founding president and CEO of E! Entertainment Television, and executive vice president and general manager of MTV and VH1.

Since joining the Company in 2002, Mr. Ashe has led the Company’s content expansion strategy, including numerous acquisitions to develop its existing products and expand into new categories which attract new audience and customer segments. His day-to-day responsibility for the Community and Lifestyle, International, Channel, and Business divisions has resulted in new product development, audience growth and revenue streams for the company.

Prior to joining the Company, Mr. Ashe founded and served as chief executive officer of several start-up companies and held senior positions in private equity and investment banking. Mr. Ashe holds an MBA from Harvard Business School and a BS from Georgetown University.

Revised Business Outlook: In April 2006 the Company revised its outlook noting several industry trends in the technology and video game industries. These factors continue to impact the Company’s business, and accordingly, the Company has further revised its outlook.

•	For the third quarter of 2006, the Company estimates total revenues were approximately $92.8 million. Previously, the Company had expected total revenues of $93 million to $96 million.

•	For the full-year 2006, the Company expects total revenues of $376 million to $386 million. Previously, the Company had expected full year total revenues of $386 million to $403 million.

The Company will not be in a position to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 on a timely basis, pending the completion of its financial restatements related to its independent investigation of stock option granting practices and of the requisite audit procedures by the Company’s independent registered public accountants. Consequently, the Company is not in a position to provide actual results or guidance regarding operating expense, operating income, net income or earnings per share.

Proposed Amendments: The section of the Consent Solicitation Statement titled “Proposed Amendments” is supplemented by adding the following:

If the Company receives the Requisite Consent on or prior to the Expiration Date and all of the conditions described in the Consent Solicitation Statement and in the Letter of Consent are satisfied, the Company will, on or promptly after the Expiration Date, enter into the Proposed Amendments pursuant to the Supplemental Indenture, which shall require the Company to (i) comply with the Reporting Covenant after the first anniversary of the Expiration Date, (ii) pay the Special Interest and (iii) refrain from redeeming the Notes at the Company’s option prior to April 21, 2011. By executing and delivering the Letter of Consent, the Holder consents to the Proposed Amendments.

Optional Redemption

Section 3.01 of the Indenture would be amended and restated in its entirety as set forth below. The amended and restated section has been marked to show changes from the section in the Indenture.

“Section 3.01. Optional Redemption of Notes by the Company. At any time on or after April 21, ~~2009~~2011 and prior to maturity, the Notes may be redeemed at the option of the Company, in whole or in part, upon notice as set forth in Section 3.02 hereof, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, to but excluding the date fixed for redemption.”

The fourth paragraph of the “Form of Reverse of Note” in the Form of Note contained in the Indenture would be amended and restated in its entirety as set forth below. The amended and restated paragraph has been marked to show changes from the paragraph in the Indenture.

“At any time on or after April 21, ~~2009~~2011 and prior to maturity, the Notes may be redeemed at the option of the Company, in whole or in part, upon mailing a notice of redemption not less than 30 days but not more than 60 days prior to the redemption date to the holders of Notes as provided in the Indenture, at a redemption price equal to 100% of the principal amount of notes being redeemed, together with accrued and unpaid interest and Liquidated Damages, if any, to but excluding the redemption date, as provided in Section 3.02 of the Indenture; provided that if such redemption date falls after a record date for the payment of interest and on or prior to the corresponding interest payment date, then the interest payable on such interest payment date shall be paid to the holders of record of the Notes on the applicable record date.”

The Trustee for the Notes is:

WELLS FARGO, NATIONAL ASSOCIATION

707 Wilshire Boulevard, 17th Floor

Los Angeles, California 90017

The Information and Tabulation Agent for the Consent Solicitation is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers call: (212) 269-5550 (collect)

All others call Toll free: (800) 829-6551

The Solicitation Agent for the Consent Solicitation is:

BANC OF AMERICA SECURITIES LLC

9 West 57th Street

New York, NY 10019

Attention: Convertible Sales Department

U.S. Toll Free: 800-654-1666

Collect: 212-583-8206

Delivery of the completed Letters of Consent should be directed to the Information and Tabulation Agent:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers call: (212) 269-5550 (collect)

All others call Toll free: (800) 829-6551

By facsimile:

(For Eligible Institutions only):

(212) 809-8838

Confirmation:

(212) 493-6996

Attn: Elton Bagley

By Mail, Overnight Courier or Hand

48 Wall Street, 22nd Floor

New York, New York 10005